Exhibit 99.7

The information in this prospectus supplement is not complete and may be changed. [A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission.] This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated                     , 20

[FORM OF PRELIMINARY PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION WITH FUTURE UNIT OFFERINGS](1)

PROSPECTUS SUPPLEMENT

(To Prospectus dated              , 20  )

[•]% [Title to be Specified] Units

We are offering for sale          our [•]% [title to be specified] units (the “Units”). Each Unit has a stated amount of $      . [Insert information regarding securities comprising unit to the extent required to be disclosed by applicable law or regulation].

Ares Capital Corporation is a specialty finance company that is a closed-end, non-diversified management investment company incorporated in Maryland. We have elected to be regulated as a business development company under the Investment Company Act of 1940. Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component. To a lesser extent, we also make equity investments.

We are externally managed by Ares Capital Management LLC, an affiliate of Ares Management LLC, a global alternative asset manager and a Securities and Exchange Commission (“SEC”) registered investment adviser with approximately $      billion of total committed capital under management as of             , 20  . Ares Operations LLC, a wholly owned subsidiary of Ares Management LLC, provides the administrative services necessary for us to operate.

Investing in the Units involves risks that are described in the “Risk Factors” section beginning on page [    ] of this prospectus supplement and on page [    ] of the accompanying prospectus[, including the risk of leverage].

This prospectus supplement and the accompanying prospectus concisely provide important information about us that you should know before investing in the Units. Please read this prospectus supplement and the accompanying prospectus before you invest and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information with the SEC. This information is available free of charge by calling us collect at (310) 201-4200 or on our website at www.arescapitalcorp.com. The SEC also maintains a website at www.sec.gov that contains such information. The information on the websites referred to herein is not incorporated by reference into this prospectus supplement and the accompanying prospectus.

	Per Unit	Total
Public offering price	$	$
Underwriting discount (sales load)	$	$
Proceeds, before expenses, to Ares Capital Corporation(1)	$	$

(1)               Before deducting expenses payable by us related to this offering, estimated at $         , which represents approximately $       per Unit.

[The underwriters may also purchase up to an additional            Units from us at the public offering price, less the underwriting discount, within      days of the date of this prospectus supplement to cover overallotments. If the underwriters exercise this option in full, the total public offering price will be $             , the total underwriting discount (sales load) paid by us will be $             , and total proceeds, before expenses, will be $             .]

(1)  In addition to the sections outlined in this form of prospectus supplement, each prospectus supplement actually used in connection with an offering conducted pursuant to the registration statement to which this form of prospectus supplement is attached will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto. This form of prospectus supplement is intended only to provide a rough approximation of the nature and type of disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear is any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Units will be ready for delivery [in book-entry form through The Depository Trust Company] on or about              , 20  .

The date of this prospectus supplement is              , 20  .

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement or such prospectus, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Supplement

Prospectus

TABLE OF CONTENTS

Page
[Insert table of contents from base prospectus.]

i

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus supplement and the accompanying prospectus constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus supplement involve a number of risks and uncertainties, including statements concerning:

•                  our, or our portfolio companies’, future business, operations, operating results or prospects;

•                  the return or impact of current and future investments;

•                  the impact of a protracted decline in the liquidity of credit markets on our business;

•                  the impact of fluctuations in interest rates on our business;

•                  the impact of changes in laws or regulations (including interpretation thereof) governing our operations or the operations of our portfolio companies;

•                  the valuation of our investments in portfolio companies, particularly those having no liquid trading market;

•                  our ability to successfully integrate our business with the business of Allied Capital Corporation, including rotating out of certain investments acquired in connection therewith;

•                  our ability to recover unrealized losses;

•                  our ability to successfully invest any capital raised in this offering;

•                  market conditions and our ability to access alternative debt markets and additional debt and equity capital;

•                  our contractual arrangements and relationships with third parties;

•                  Middle East turmoil and the potential for rising energy prices and its impact on the industries in which we invest;

•                  the general economy (including inflation and the U.S. budget deficit) and its impact on the industries in which we invest;

•                  the uncertainty surrounding the strength of the U.S. economic recovery;

•                  United States and European sovereign debt issues;

•                  the financial condition of and ability of our current and prospective portfolio companies to achieve their objectives;

•                  our expected financings and investments;

•                  our ability to successfully integrate any acquisitions;

•                  the adequacy of our cash resources and working capital;

•                  the timing, form and amount of any dividend distributions;

•                  the timing of cash flows, if any, from the operations of our portfolio companies; and

•                  the ability of our investment adviser to locate suitable investments for us and to monitor and administer our investments.

We use words such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may” and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. Our actual results and condition could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” in this prospectus supplement and the accompanying prospectus and the other information included in this prospectus supplement or the accompanying prospectus.

The forward-looking statements included in this prospectus supplement and the accompanying prospectus have been based on information available to us as of their respective dates, and we assume no obligation to update any such forward-looking statements. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we have filed or in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

The forward-looking statements in this prospectus supplement and the accompanying prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933 (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”).

THE COMPANY

This summary highlights some of the information contained elsewhere in this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you may want to consider. You should read carefully the more detailed information set forth under “Risk Factors” in the accompanying prospectus and the other information included in this prospectus supplement and the accompanying prospectus. Except where the context suggests otherwise, the terms “we,” “us,” “our,” “the Company” and “Ares Capital” refer to Ares Capital Corporation and its consolidated subsidiaries; “Ares Capital Management” and “the investment adviser” refer to Ares Capital Management LLC; “Ares Operations” refers to Ares Operations LLC; and “Ares” and “Ares Management” refer to Ares Management LLC and its affiliated companies (other than portfolio companies of its affiliated funds).

As described in more detail below, we consummated the acquisition (the “Allied Acquisition”) of Allied Capital Corporation (“Allied Capital”) on April 1, 2010. Other than as set forth in the pro forma financial information or otherwise specifically set forth herein or in the accompanying prospectus, financial information presented herein and in the accompanying prospectus for and as of periods ended on or prior to March 31, 2010 does not include any information in respect of Allied Capital. In addition, other than as set forth in the pro forma financial information or otherwise specifically set forth herein or in the accompanying prospectus, financial information for the year ended December 31, 2010, including, without limitation, with respect to the Company’s consolidated statements of operations, stockholders’ equity and cash flows, only includes results attributable to Allied Capital for the period beginning on April 1, 2010.

Ares Capital

Ares Capital, a Maryland corporation, is a specialty finance company that is a closed-end, non-diversified management investment company. We have elected to be regulated as a business development company, or a “BDC,” under the Investment Company Act of 1940, as amended, and the rules promulgated thereunder, or the “Investment Company Act.” We were founded on April 16, 2004, were initially funded on June 23, 2004 and completed our initial public offering on October 8, 2004. We are one of the largest BDCs with approximately $      billion of total committed capital under management as of                 , 20  , including available debt capacity (subject to leverage and borrowing base restrictions), vehicles directly or indirectly managed or co-managed by us or one of our wholly owned subsidiaries and vehicles managed or sub-managed by our wholly owned portfolio company, Ivy Hill Asset Management, L.P. (“IHAM”).

We are externally managed by our investment adviser, Ares Capital Management, a wholly owned subsidiary of Ares Management, a global alternative asset manager and a SEC registered investment adviser with approximately $      billion of total committed capital under management as of                 , 20  . Our administrator, a wholly owned subsidiary of Ares Management, provides the administrative services necessary for us to operate.

Our investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in U.S. middle-market companies, where we believe the supply of primary capital is limited and the investment opportunities are most attractive. However, we may from time to time invest in larger companies. In this prospectus supplement, we generally use the term “middle-market” to refer to companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents net income before net interest expense, income tax expense, depreciation and amortization.

On April 1, 2010, we consummated the Allied Acquisition in an all stock merger whereby each existing share of common stock of Allied Capital was exchanged for 0.325 shares of our common stock. The Allied Acquisition was valued at approximately $908 million as of April 1, 2010. In connection therewith, we issued approximately 58.5 million shares of our common stock to Allied Capital’s then-existing stockholders, thereby resulting in our then-existing stockholders owning approximately 69% of the combined company and the then-existing Allied Capital stockholders owning approximately 31% of the combined company.

We invest primarily in first and second lien senior loans and mezzanine debt, which in some cases includes an equity component. First and second lien senior loans generally are senior debt instruments that rank ahead of subordinated debt of a given portfolio company. These loans also have the benefit of security interests on the assets of the portfolio company, which may rank ahead of or be junior to other security interests. Mezzanine debt is subordinated to senior loans and is generally unsecured. Our investments have generally ranged between $20 million and $250 million each, although the investment sizes may be more or less than this range. Our investment sizes are expected to grow with our capital availability.

To a lesser extent, we also make preferred and/or common equity investments, which have generally been non-control equity investments of less than $20 million (usually in conjunction with a concurrent debt investment). However, we may increase the size or change the nature of these investments. Also, as a result of the Allied Acquisition, Allied Capital’s equity investments, which included equity investments larger than those we have historically made and controlled portfolio company equity investments, became part of our portfolio. We intend to actively seek opportunities over time to dispose of certain of the assets that were acquired in the Allied Acquisition, particularly non-yielding equity investments, as well as lower or non-yielding debt investments and investments that may not be core to our investment strategy, and generally rotate them into higher-yielding first and second lien senior loans and mezzanine debt investments. However, there can be no assurance that this strategy will be successful.  See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Portfolio and Investment Activity” for further information on the rotation of investments acquired as part of the Allied Acquisition.

The proportion of these types of investments will change over time given our views on, among other things, the economic and credit environment we are operating in. In connection with our investing activities, we may make commitments with respect to indebtedness or securities of a potential portfolio company substantially in excess of our final investment. In such situations, while we may initially agree to fund up to a certain dollar amount of an investment, we may subsequently syndicate a portion of such amount to third parties, such that we are left with a smaller investment than what was reflected in our original commitment.  In addition to originating investments, we may also acquire investments in the secondary market.

The first and second lien senior loans in which we invest generally have stated terms of three to 10 years and the mezzanine debt investments in which we invest generally have stated terms of up to 10 years, but the expected average life of such first and second lien loans and mezzanine debt is generally between three and seven years. However, we may invest in loans and securities with any maturity or duration. The instruments in which we invest typically are not initially rated by any rating agency, but we believe that if such instruments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s Ratings Services). We may invest without limit in debt or other securities of any rating, as well as debt or other securities that have not been rated by any nationally recognized statistical rating organization.

We believe that our investment adviser, Ares Capital Management, is able to leverage the current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms of Ares to provide us with attractive investments. In addition to deal flow, the Ares investment platform assists our investment adviser in analyzing, structuring and monitoring investments. Ares has been in existence for more than       years and its senior principals have an average of over       years experience investing in senior loans, high yield bonds, mezzanine debt and private equity securities. The Company has access to the Ares staff of approximately       investment professionals and approximately       administrative professionals who provide assistance in accounting, finance, legal, compliance, operations, information technology and investor relations.

Since our initial public offering on October 8, 2004 through           , 20  , our realized gains have exceeded our realized losses by $      million (excluding the one-time gain on the Allied Acquisition and gains/losses from the extinguishment of debt and other assets). For this same time period, our portfolio exits have resulted in an aggregate cash flow realized internal rate of return to us of approximately      % (based on original cash invested of $      billion and total proceeds from such exits of $      billion). Approximately      % of the exits resulted in an aggregate cash flow internal rate of return to us of      % or greater. Internal rate of return is the discount rate that makes the net present value of all cash flows related to a particular investment equal to zero. Internal rate of return is gross of expenses related to investments as these expenses are not allocable to specific investments. Investments are considered to be exited when the original investment objective has been achieved through the receipt of cash and/or non-cash consideration upon the repayment of our debt investment or sale of an investment or through the determination that no further consideration was collectible and, thus, a loss may have been realized. These internal rate of return results are historical results relating to our past performance and are not necessarily indicative of future results, the achievement of which cannot be assured.

While our primary focus is to generate current income and capital appreciation through investments in first and second lien senior loans and mezzanine debt and, to a lesser extent, equity securities of eligible portfolio companies, we also may invest up to 30% of our portfolio in opportunistic investments in non-qualifying assets, as permitted by the Investment Company Act.  See “Regulation” in the accompanying prospectus.  Specifically, as part of this 30% basket, we may invest in entities that are not considered “eligible portfolio companies” (as defined in the Investment Company Act), including companies outside of the United States, entities that are operating pursuant to certain exceptions to the Investment Company Act and publicly traded entities whose public equity market capitalization exceeds the levels provided for in the Investment Company Act.

We and General Electric Capital Corporation and GE Global Sponsor Finance LLC (collectively, “GE”) also co-invest through an unconsolidated vehicle, the Senior Secured Loan Fund LLC, which operates using the name “Senior Secured Loan Program” (the “SSLP”). The SSLP was initially formed in December 2007 to co-invest in “stretch senior” and “unitranche” loans (loans that combine both senior and subordinated debt, generally in a first lien position) of middle-market companies and currently has approximately $      billion of available capital, approximately $      billion in aggregate principal amount of which was funded as of           , 20  . At              , 20  , we had agreed to make available to the SSLP approximately $      billion, of which approximately $      million was unfunded. The SSLP is capitalized as transactions are completed and all portfolio decisions and generally all other decisions in respect of the SSLP must be approved by both an affiliate of GE and the Company.

We also manage an unconsolidated fund, AGILE Fund I, LLC (the “AGILE Fund”), which had approximately $      million of total committed capital under management as of                 , 20  .

In addition, our portfolio company, IHAM, manages      unconsolidated credit vehicles and sub-manages       other unconsolidated credit vehicles (such       vehicles managed or sub-managed by IHAM are collectively referred to as the “IHAM Vehicles”), which are described in more detail under “Business—Investments—Managed Vehicles” in the accompanying prospectus.  We have also made direct investments in securities of certain of these vehicles. As of                 , 20  , IHAM had total committed capital under management of approximately $      billion, which included approximately $      billion invested by Ares Capital in IHAM or securities issued by the IHAM Vehicles.

About Ares

Founded in 1997, Ares is a global alternative asset manager and SEC registered investment adviser with approximately $      billion of total committed capital under management and over      employees as of                 , 20  .

Ares specializes in originating and managing assets in both the leveraged finance and private equity markets. Ares’ leveraged finance activities include the origination, acquisition and management of senior loans, high yield bonds, mezzanine debt and special situation investments. Ares’ private equity activities focus on providing flexible, junior capital to middle-market companies. Ares has the ability to invest across a capital structure, from senior floating rate debt to common equity. This flexibility, combined with Ares’ “buy and hold” philosophy, enables Ares to structure an investment to meet the specific needs of a company rather than the less flexible demands of the public markets.

Ares is comprised of the following groups:

•                  Private Debt Group. The Ares Private Debt Group manages Ares Capital, Ares Credit Strategies Fund II, L.P., Ares Credit Strategies Fund III, L.P. and Ares’ private debt middle-market financing business in Europe, Ares Capital Europe (“ACE”), which together had approximately $      billion of total committed capital under management as of               , 20  , including capital which may be committed for investment both directly and through certain financial services portfolio companies of the Company. The Ares Private Debt Group focuses primarily on non-syndicated first and second lien senior loans and mezzanine debt, which in some cases may include an equity component. The Ares Private Debt Group also makes equity investments in private middle-market companies, usually in conjunction with a concurrent debt investment.

•                  Capital Markets Group. The Ares Capital Markets Group had approximately $      billion of total committed capital under management as of                 , 20   through a variety of funds and investment vehicles, focusing primarily on syndicated senior secured loans, high yield bonds, distressed debt, other liquid fixed income investments and other publicly traded debt securities.

•                  Private Equity Group. The Ares Private Equity Group had approximately $      billion of total committed capital under management as of                 , 20  , primarily through Ares Corporate Opportunities Fund L.P., Ares Corporate Opportunities Fund II, L.P. and Ares Corporate Opportunities Fund III, L.P. (collectively referred to as “ACOF”). ACOF generally makes private equity investments in amounts substantially larger than the private equity investments anticipated to be made by Ares Capital. In particular, the Ares Private Equity Group generally focuses on control-oriented equity investments in under-capitalized companies or companies with capital structure issues.

Ares’ senior principals have been working together as a group for many years and have an average of over 20 years of experience in leveraged finance, private equity, distressed debt, investment banking and capital markets. They are backed by a large team of highly disciplined professionals. Ares’ rigorous investment approach is based upon an intensive, independent financial analysis, with a focus on preservation of capital, diversification and active portfolio management.

These fundamentals underlie Ares’ investment strategy and have resulted in large pension funds, banks, insurance companies, endowments and certain high net worth individuals investing in Ares’ funds.

Ares Capital Management

Ares Capital Management, our investment adviser, is served by an origination, investment and portfolio management team of approximately      U.S.-based investment professionals led by the senior partners of the Ares Private Debt Group:  Michael Arougheti, Eric Beckman, Kipp deVeer, Mitchell Goldstein, Michael Smith and Gordon Watters. Ares Capital Management leverages off of Ares’ investment platform and benefits from the significant capital markets, trading and research expertise of Ares’ investment professionals. Ares has approximately      investment professionals covering current investments in more than          companies across over      industries. Ares Capital Management’s investment committee has nine members, including the senior partners of the Ares Private Debt Group and senior partners in the Ares Capital Markets Group and the Ares Private Equity Group.

Recent Developments

[Insert description of recent developments at time of offering.]

Our Corporate Information

Our administrative offices are located at 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067, telephone number (310) 201-4200, and our executive offices are located at 245 Park Avenue, 44th Floor, New York, New York 10167, telephone number (212) 750-7300.

SPECIFIC TERMS OF THE UNITS AND THE OFFERING

This prospectus supplement sets forth certain terms of the Units that we are offering pursuant to this prospectus supplement and supplements the accompanying prospectus that is attached to the back of this prospectus supplement.  This section outlines the specific legal and financial terms of the Units.  You should read this section together with the more general description of the Units in this prospectus supplement under the heading “Description of the Units” and in the accompanying prospectus under the heading “Description of Our Units” before investing in the Units.  Capitalized terms used in this prospectus supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying prospectus.

[Insert material terms of the Units in tabular form to the extent required to be disclosed by applicable law or regulation.]

RISK FACTORS

[Insert risk factors applicable to the Units and any additional relevant risk factors not included in the base prospectus to the extent required to be disclosed by applicable law or regulation.]

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA OF ARES CAPITAL

The following selected financial and other data as of and for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 are derived from our consolidated financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm whose report thereon is included elsewhere in the accompanying prospectus. The selected financial and other data for the          months ended                , 2011 and 2010 and other quarterly financial information are derived from our unaudited financial statements, but in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) that are necessary to present fairly the results of such interim periods. Interim results as of and for the       months ended                 , 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. The data should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Senior Securities,” which are included elsewhere in this prospectus supplement or the accompanying prospectus.

ARES CAPITAL CORPORATION AND SUBSIDIARIES

SELECTED FINANCIAL DATA

As of and For the          Months Ended                 , 2011 and 2010 and

As of and For the Years Ended December 31, 2010, 2009, 2008, 2007 and 2006

(dollar amounts in millions, except per share data and as otherwise indicated)

	As of and For the Months Ended , 2011	As of and For the Months Ended , 2010	As of and For the Year Ended December 31, 2010	As of and For the Year Ended December 31, 2009	As of and For the Year Ended December 31, 2008	As of and For the Year Ended December 31, 2007	As of and For the Year Ended December 31, 2006
Total Investment Income	$	$	$483.4	$245.3	$240.4	$188.9	$120.0
Total Expenses			262.2	111.3	113.2	94.8	58.4
Net Investment Income Before Income Taxes			221.2	134.0	127.2	94.1	61.6
Income Tax Expense (Benefit), Including Excise Tax			5.4	0.6	0.2	(0.8)	4.9
Net Investment Income			215.8	133.4	127.0	94.9	56.7
Net Realized and Unrealized Gains (Losses) on Investments, Foreign Currencies and Extinguishment of Debt and Other Assets			280.1	69.3	(266.5)	(4.1)	13.0
Gain on the acquisition of Allied Capital Corporation			$195.9	—	—	—	—
Net Increase (Decrease) in Stockholders’ Equity Resulting from Operations			$691.8	$202.7	$(139.5)	$90.8	$69.7
Per Share Data:
Net Increase (Decrease) in Stockholder’s Equity Resulting from Operations:
Basic(1)			$3.91	$1.99	$(1.56)	$1.34	$1.58
Diluted(1)			$3.91	$1.99	$(1.56)	$1.34	$1.58
Cash Dividend Declared			$1.40	$1.47	$1.68	$1.66	$1.64
Net Asset Value	$	$	$14.92	$11.44	$11.27	$15.47	$15.17
Total Assets			$4,562.5	$2,313.5	$2,091.3	$1,829.4	$1,348.0
Total Debt (Carrying Value)			$1,378.5	$969.5	$908.8	$681.5	$482.0
Total Debt (Principal Value)			$1,435.1	$969.5	$908.8	$681.5	$482.0
Total Stockholders’ Equity			$3,050.5	$1,257.9	$1,094.9	$1,124.6	$789.4
Other Data:
Number of Portfolio Companies at Period End(2)			170	95	91	78	60
Principal Amount of Investments Purchased			$1,583.9	$575.0	$925.9	$1,251.3	$1,087.5
Principal Amount of Investments Acquired as part of the Allied Acquisition			$1,833.8	—	—	—	—
Principal Amount of Investments Sold and Repayments			$1,555.1	$515.2	$485.3	$718.7	$430.0
Total Return Based on Market Value(3)			43.6%	119.9%	(45.3)%	(14.8)%	29.1%
Total Return Based on Net Asset Value(4)			31.6%	17.8%	(11.2)%	9.0%	10.7%
Weighted Average Yield of Debt and Income Producing Equity Securities at Fair Value(5):			12.9%	12.7%	12.8%	11.7%	12.0%
Weighted Average Yield of Debt and Income Producing Equity Securities at Amortized Cost(5):			13.2%	12.1%	11.7%	11.6%	11.6%

(1)                                     In accordance with Accounting Standards Codification (“ASC”) 260-10 (previously Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings Per Share), the weighted average shares of common stock outstanding used in computing basic and diluted earnings per common share have been adjusted retroactively by a factor of 1.02% to recognize the bonus element associated with rights to acquire shares of common stock that we issued to stockholders of record as of March 24, 2008 in connection with a rights offering.

(2)                                     Includes commitments to portfolio companies for which funding has yet to occur.

(3)                                     Total return based on market value for the        months ended                 , 2011 equals the [decrease][increase] of the ending market value at                 , 2011 of $      per share over the ending market value at December 31, 2010 of $        per share plus the declared dividends of $      per share for the        months ended                 , 2011. Total return based on market value for the year ended December 31, 2010 equals the increase of the ending market value at December 31, 2010 of $16.48 per share over the ending market value at December 31, 2009 of $12.45 per share plus the declared dividends of $1.40 per share for the year ended December 31, 2010. Total return based on market value for the year ended December 31, 2009 equals the increase of the ending market value at December 31, 2009 of $12.45 per share over the ending market value at December 31, 2008 of $6.33 per share plus the declared dividends of $1.47 per share for the year ended December 31, 2009. Total return based on market value for the year ended December 31, 2008 equals the decrease of the ending market value at December 31, 2008 of $6.33 per share from the ending market value at December 31, 2007 of $14.63 per share plus the declared dividends of $1.68 per share for the year ended December 31, 2008. Total return based on market value for the year ended December 31, 2007 equals the decrease of the ending market value at December 31, 2007 of $14.63 per share from the ending market value at December 31, 2006 of $19.11 per share plus the declared dividends of $1.66 per share for the year ended December 31, 2007. Total return based on market value for the year ended December 31, 2006 equals the increase of the ending market value at December 31, 2006 of $19.11 per share over the ending market value at December 31, 2005 of $16.07 per share plus the declared dividends of $1.64 per share for the year ended December 31, 2006. Total return based on market value is not annualized.

(4)                                     Total return based on net asset value for the        months ended                 , 2011 equals the change in net asset value during the period (adjusted for share issuances) plus the declared dividends of $      per share for the        months ended                 , 2011, divided by the beginning asset value. Total return based on net asset value for the year ended December 31, 2010 equals the change in net asset value during the period (adjusted for share issuances) plus the declared dividends of $1.40 per share for the year ended December 31, 2010, divided by the beginning net asset value. Total return based on net asset value for the year ended December 31, 2009 equals the change in net asset value during the period (adjusted for share issuances) plus the declared dividends of $1.47 per share for the year ended December 31, 2009, divided by the beginning net asset value. Total return based on net asset value for the year ended December 31, 2008 equals the change in net asset value during the period (adjusted for share issuances) plus the declared dividends of $1.68 per share for the year ended December 31, 2008, divided by the beginning net asset value. Total return based on net asset value for the year ended December 31, 2007 equals the change in net asset value during the period (adjusted for share issuances) plus the declared dividends of $1.66 per share for the year ended December 31, 2007, divided by the beginning net asset value. Total return based on net asset value for the year ended December 31, 2006 equals the change in net asset value during the period (adjusted for share issuances) plus the declared dividends of $1.64 per share for the year ended December 31, 2006, divided by the beginning net asset value. Total return based on net asset value is not annualized.

(5)                                     Weighted average yield on debt and income producing securities at fair value is computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount earned on accruing debt included in such securities, divided by (b) total debt and income producing securities at fair value included in such securities. Weighted average yield on debt and income producing securities at amortized cost is computed as (a) annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount earned on accruing debt included in such securities, divided by (b) total income producing securities and debt at amortized cost included in such securities.

SELECTED QUARTERLY DATA (Unaudited)

(dollar amounts in thousands, except per share data)

	2011
	Q4	Q3	Q2	Q1
Total investment income			$144,307	$135,691
Net investment income before net realized and unrealized gains (losses) and incentive compensation			$85,509	$95,494
Incentive compensation			$41,746	$47,671
Net investment income before net realized and unrealized gains (losses)			$43,763	$47,823
Net realized and unrealized gains (losses)			$(6,840)	$75,943
Net increase in stockholders’ equity resulting from operations			$36,923	$123,766
Basic and diluted earnings per common share			$0.18	$0.61
Net asset value per share as of the end of the quarter			$15.28	$15.45

	2010
	Q4	Q3	Q2		Q1
Total investment income	$157,170	$138,126	$121,590		$66,510
Net investment income before net realized and unrealized gains (losses) and incentive compensation	$99,323	$89,025	$64,514		$39,849
Incentive compensation	$35,973	$17,805	$14,973		$8,144
Net investment income before net realized and unrealized gains (losses)	$63,350	$71,220	$49,541		$31,705
Net realized and unrealized gains (losses)	$93,538	$57,157	$280,613	(1)	$44,710
Net increase in stockholders’ equity resulting from operations	$156,888	$128,377	$330,154		$76,415
Basic and diluted earnings per common share	$0.79	$0.67	$1.73		$0.61
Net asset value per share as of the end of the quarter	$14.92	$14.43	$14.11		$11.78

(1)                                  Includes gain on the Allied Acquisition of $195,876.

	2009
	Q4	Q3	Q2	Q1
Total investment income	$69,264	$60,881	$59,111	$56,016
Net investment income before net realized and unrealized gains (losses) and incentive compensation	$47,920	$41,133	$39,935	$37,750
Incentive compensation	$9,568	$8,227	$7,987	$7,550
Net investment income before net realized and unrealized gains (losses)	$38,352	$32,906	$31,948	$30,200
Net realized and unrealized gains (losses)	$31,278	$30,370	$2,805	$4,834
Net increase (decrease) in stockholders’ equity resulting from operations	$69,630	$63,276	$34,753	$35,034
Basic and diluted earnings per common share	$0.64	$0.62	$0.36	$0.36
Net asset value per share as of the end of the quarter	$11.44	$11.16	$11.21	$11.20

	2008
	Q4	Q3	Q2	Q1
Total investment income	$62,723	$62,067	$63,464	$52,207
Net investment income before net realized and unrealized gains (losses) and incentive compensation	$40,173	$41,025	$45,076	$32,466
Incentive compensation	$8,035	$8,205	$9,015	$6,493
Net investment income before net realized and unrealized gains (losses)	$32,138	$32,820	$36,061	$25,973
Net realized and unrealized gains (losses)	$(142,638)	$(74,213)	$(32,789)	$(16,807)
Net increase (decrease) in stockholders’ equity resulting from operations	$(110,500)	$(41,393)	$3,272	$9,166
Basic and diluted earnings per common share	$(1.14)	$(0.43)	$0.04	$0.12
Net asset value per share as of the end of the quarter	$11.27	$12.83	$13.67	$15.17

UNAUDITED SELECTED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

The following table sets forth the unaudited pro forma condensed consolidated statement of operations for Ares Capital and Allied Capital as a consolidated entity. The unaudited pro forma condensed consolidated operating data for the year ended December 31, 2010 is presented as if the Allied Acquisition had been completed on January 1, 2010. In the opinion of management, all adjustments necessary to reflect the effect of this transaction have been made. The Allied Acquisition was accounted for under the acquisition method of accounting as provided by ASC 805-10 (previously SFAS No. 141(R)), Business Combinations (“ASC 805-10”).

The unaudited pro forma condensed consolidated statement of operations should be read together with the respective historical audited and unaudited consolidated financial statements of Allied Capital and Ares Capital, and the notes thereto, included elsewhere in this prospectus supplement or the accompanying prospectus. The unaudited pro forma condensed consolidated statement of operations is presented for comparative purposes only and does not necessarily indicate the future operating results of Ares Capital following the completion of the Allied Acquisition. The unaudited pro forma condensed consolidated statement of operations does not include adjustments to reflect any cost savings or other operational efficiencies that may be realized as a result of the Allied Acquisition or any future merger related restructuring or integration expenses.

The following should be read in connection with the section entitled “Unaudited Pro Forma Condensed Consolidated Statement of Operations” and other information included in this prospectus supplement and the accompanying prospectus.

See in this prospectus supplement “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Allied Acquisition” for a description of the terms of the Allied Acquisition and in the accompanying prospectus “Risk Factors—Risks Relating to Our Business—We may be unable to realize the benefits anticipated by the Allied Acquisition or it may take longer than anticipated to achieve such benefits” for a description of certain risks associated with the Allied Acquisition.

(dollar amounts in thousands, except per share data and as otherwise indicated)

For the Year Ended December 31, 2010
Total Investment Income	$537,488
Total Expenses	291,912
Net Investment Income Before Income Taxes	245,576
Income Tax Expense	6,594
Net Investment Income	238,982
Net Realized and Unrealized Gains on Investments, Foreign Currencies, Acquisitions, Extinguishment of Debt and Sale of Other Assets	246,879
Net Increase in Stockholders’ Equity Resulting from Operations	$485,861

UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited combined pro forma per share information for the year ended December 31, 2010 reflects the Allied Acquisition and related transactions as if they had occurred on January 1, 2010.

Such unaudited pro forma combined per share information is based on the historical financial statements of Ares Capital and Allied Capital and on publicly available information and certain assumptions and adjustments as discussed in the section entitled “Unaudited Pro Forma Condensed Consolidated Statement of Operations.” This unaudited pro forma combined per share information is provided for illustrative purposes only and is not necessarily indicative of what the operating results of Ares Capital or Allied Capital would have been had the Allied Acquisition and related transactions been completed at the beginning of the period indicated, nor are they necessarily indicative of any future operating results.

The following should be read in connection with the section entitled “Unaudited Pro Forma Condensed Consolidated Statement of Operations” and other information included in this prospectus supplement and the accompanying prospectus.

See in this prospectus supplement “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Allied Acquisition” for a description of the terms of the Allied Acquisition and in the accompanying prospectus “Risk Factors—Risks Relating to Our Business—We may be unable to realize the benefits anticipated by the Allied Acquisition or it may take longer than anticipated to achieve such benefits” for a description of certain risks associated with the Allied Acquisition.

	For the Year Ended December 31, 2010
	Ares Capital	Allied Capital	Pro forma Combined— Ares Capital	Per Equivalent Allied Capital Share(1)
Net Increase (Decrease) in Stockholders’ Equity Resulting from Operations:
Basic	$3.91	$(0.20)	$2.54	$0.83
Diluted	$3.91	$(0.20)	$2.54	$0.83
Cash Dividends Declared(2)	$1.40	$0.20	$1.40	$0.46

(1)                                  The Allied Capital equivalent pro forma per share amount is calculated by multiplying the pro forma combined share amounts by the common stock exchange ratio of 0.325.

(2)                                  The cash dividends declared per share represent the actual dividends declared per share for the period presented. The pro forma combined dividends declared is the dividends per share as declared by Ares Capital.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of                  Units in this offering will be approximately $      million (or approximately $      million if the underwriters fully exercise their overallotment option), in each case assuming a public offering price of $      per Unit, after deducting the underwriting discounts and commissions of $      million (or approximately $      million if the underwriters fully exercise their overallotment option) payable by us and estimated offering expenses of approximately $      million payable by us.

[Describe use of proceeds and include any other relevant information to the extent required to be disclosed by applicable law or regulation]

DESCRIPTION OF THE UNITS

This prospectus supplement sets forth certain terms of the Units that we are offering pursuant to this prospectus supplement and the accompanying prospectus. This section outlines the specific legal and financial terms of the Units. You should read this section together with the more general description of the Units in the accompanying prospectus under the heading “Description of Our Units” before investing in the Units. This summary is not necessarily complete and is subject to and entirely qualified by reference to [insert relevant documents].

[Insert material terms of the Units to the extent required to be disclosed by applicable law or regulation.]

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the financial data and financial statements and notes thereto appearing elsewhere in this prospectus supplement or the accompanying prospectus.

[Insert Management’s Discussion and Analysis of Financial Condition and Results of Operations from most recently filed Quarterly Report on Form 10-Q prior to the offering.]

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

[Insert disclosure regarding federal income tax consequences of an investment in the Units to the extent required to be disclosed by applicable law or regulation.]

CAPITALIZATION(2)

[The following table sets forth (a) our actual capitalization at                 , 2011 and (b) our pro forma capitalization to reflect the effects of the sale of the Units in this offering (assuming that the underwriters do not exercise their overallotment option) assuming a public offering price of $      per Unit, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. You should read this table together with “Use of Proceeds” and our most recent balance sheet included elsewhere in this prospectus supplement or the accompanying prospectus.

As of , 2011 (unaudited, dollar amounts in thousands)
	Actual	Pro Forma
Cash and cash equivalents	$	$
Debt
[List Debt outstanding as of period reported]
Total Debt
Stockholders’ Equity
Common stock, par value $.001 per share, 400,000,000 common shares authorized, and common shares issued and outstanding, respectively	$	$
Capital in excess of par value
Accumulated over distributed net investment income
Accumulated net realized gain on investments, foreign currency transactions, extinguishment of debt and acquisitions
Net unrealized loss on investments and foreign currency transactions
Total stockholders’ equity	$	$
Total capitalization	$	$

(2)  Add to Capitalization table securities comprising the Unit.

UNDERWRITING

[                        ] are acting as representatives of each of the underwriters named below.  Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of Units set forth opposite its name below.

Underwriter	Number of Units

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the Units sold under the purchase agreement if any of these Units are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Units, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the Units to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per Unit. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. [The information assumes either no exercise or full exercise by the underwriters of their overallotment option.]

	Per Unit	[Without Option	With Option]
Public offering price
Underwriting discount
Proceeds, before expenses, to us

The expenses of the offering, not including the underwriting discount, are estimated at $              and are payable by us.

[Overallotment Option

We have granted an option to the underwriters to purchase up to                additional Units at the public offering price, less the underwriting discount.  The underwriters may exercise this option for         days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional Units proportionate to that underwriter’s initial amount reflected in the above table.]

[No Sales of Similar Securities

Subject to certain exceptions, we have agreed not to directly or indirectly, offer, pledge, sell, contract to sell, grant any option for the sale of, or otherwise transfer or dispose of any [insert securities comprising the Units] or file any registration statement under the Securities Act with respect to any of the foregoing for a period of       days after the date of this prospectus supplement without first obtaining the written consent of [                 ]. This consent may be given at any time without public notice.]

[Listing

The Units are a new issue of securities with no established trading market. We intend to list the Units on                 . We expect trading in the Units on                  to begin within       days after the original issue date. Currently there is no public market for the Units.

We have been advised by the underwriters that they presently intend to make a market in the Units after completion of the offering as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the Units and any such market-making may be discontinued at any time in the sole discretion of the underwriters without any notice. Accordingly, no assurance can be given as to the liquidity of, or development of a public trading market for, the Units. If any active public trading market for the Units does not develop, the market price and liquidity of the Units may be adversely affected.]

Price Stabilization, Short Positions

Until the distribution of the Units is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Units. However, the representatives may engage in transactions that stabilize the price of the Units, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our Units in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of Units than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing Units in the open market. In determining the source of Units to close out the covered short position, the underwriters will consider, among other things, the price of Units available for purchase in the open market as compared to the price at which they may purchase Units through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Units made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Units or preventing or retarding a decline in the market price of our Units. As a result, the price of our Units may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on                       , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the Units on                        in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of Units and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our Units to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

Other Relationships

The underwriters and their affiliates have provided in the past and may provide from time to time in the future in the ordinary course of their business certain commercial banking, financial advisory, investment banking and other services to Ares and its affiliates and managed funds and Ares Capital or our portfolio companies for which they have received or will be entitled to receive separate fees. In particular, the underwriters or their affiliates may execute transactions with Ares Capital or on behalf of Ares Capital, Ares or any of our or their portfolio companies, affiliates and/or managed funds. In addition, the underwriters or their affiliates may act as arrangers, underwriters or placement agents for companies whose securities are sold to or whose loans are syndicated to Ares, Ares Capital or Ares Capital Management and their affiliates and managed funds.

Affiliates of certain of the underwriters are limited partners of private investment funds affiliated with our investment adviser, Ares Capital Management.

The underwriters or their affiliates may also trade in our securities, securities of our portfolio companies or other financial instruments related thereto for their own accounts or for the account of others and may extend loans or financing directly or through derivative transactions to Ares, Ares Capital, Ares Capital Management or any of the portfolio companies.

We may purchase securities of third parties from the underwriters or their affiliates after the offering. However, we have not entered into any agreement or arrangement regarding the acquisition of any such securities, and we may not purchase any such securities. We would only purchase any such securities if—among other things—we identified securities that satisfied our investment needs and completed our due diligence review of such securities.

After the date of this prospectus supplement, the underwriters and their affiliates may from time to time obtain information regarding specific portfolio companies or us that may not be available to the general public. Any such information is obtained by the underwriters and their affiliates in the ordinary course of its business and not in connection with the offering of the Units. In addition, after the offering period for the sale of the Units, the underwriters or their affiliates may develop analyses or opinions related to Ares, Ares Capital or our portfolio companies and buy or sell interests in one or more of our portfolio companies on behalf of their proprietary or client accounts and may engage in competitive activities. There is no obligation on behalf of these parties to disclose their respective analyses, opinions or purchase and sale activities regarding any portfolio company or regarding Ares Capital to our unitholders or any other persons.

[Describe any other specific transactions and compensation related thereto to the extent required to be disclosed by applicable law or regulation.]

[Describe if underwriters receiving proceeds of offering, if required by FINRA.]

[Insert principal business addresses of underwriters.]

[Insert applicable legends for jurisdictions in which offers and sales may be made.]

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Proskauer Rose LLP, Los Angeles, California, Sutherland Asbill & Brennan LLP, Washington, D.C., and Venable LLP, Baltimore, Maryland. Proskauer Rose LLP has from time to time represented the underwriters, Ares and Ares Capital Management on unrelated matters. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York.

FINANCIAL STATEMENTS

[Insert financial statements and notes thereto from most recently filed Quarterly Report on Form 10-Q prior to the offering.]

[•]% [Title to be Specified] Units

PROSPECTUS SUPPLEMENT

[Underwriters]

           , 20